December 22, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Kathleen Collins; Accounting Branch Chief

Re:	Macrosolve, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed March 30, 2010
Forms 10-Q for the Quarters Ended March 31, 2010 and June 30, 2010 Filed May 7, 2010 and August 6, 2010, respectively
File No. 333-150332

Dear Ms. Collins:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated November 17, 2010 (the “Comment Letter”) relating to Macrosolve, Inc. (the “Company”).  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Form 10-K for the Year Ended December 31, 2009

Item 9A(T) Controls and Procedures, page 29

1.	We note your response to prior comments 1-3. We will review the Form 10-K/A, when filed, to ensure that you include all of the proposed disclosures as provided in Exhibit A of your response.

The Company will promptly file its Form 10-K/A after the submission of this letter.

Form 10-Q for the Quarters Ended March 31, 2010, June 30, 2010 and September 31, 2010

Item 4T. Controls and Procedures, page 14

2.
We note the revise disclosures provided in Exhibit C to your response, which you plan to include in future filings.  Please confirm that you will amend the March 31, 2010 and June 30, 2010 Forms 10-Q to include such disclosures.  If so, please revise your proposed disclosures to also explain why management concluded your disclosure controls and procedures are ineffective and to include a discussion of how you intend to rectify the issues that led to such conclusions.

The Company will promptly file Forms 10-Q/A after the submission of this letter and include the requested explanation

3.
In the proposed revisions provided in Exhibit C, you indicate that your Chief Executive Officer and Chief Financial Officer “have concluded that [your] disclosure controls and procedures are not effective in timely alerting them to material information required to be included in [your] periodic SEC filings and to ensure that information required to be disclosed in [your] periodic SEC filings is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure about [your] internal control over financial reporting.”  However, as previously noted, if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition.  Alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures.  We refer you to Exchange Act Rule 13a-15(e).  Please revise your disclosures accordingly.

In its filing, the Company will make its conclusion on its disclosure controls and procedures without providing any part of the definition of disclosure controls and procedures.

Exhibit 31.1 and 31.2

4.
We note your response to prior comment 6 where you indicate the company will file certifications that include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K, however, it is unclear whether you intend to amend your March 31, 2010 Form 10-Q as previously requested.  Please confirm that you will amend the March 31, 2010 Form 10-Q to comply with in Item 601(b)(31) of Regulation S-K and tell us when you intend to file such amendment.

The Company will promptly file Forms 10-Q/A after the submission of this letter and include the required certifications.

Sincerely,

/s/ Peter DiChiara